UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

Amendment No. 13
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year:  December 31, 2019

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2019 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit XXX:  Underwriting Agreement dated February 9, 2021 in connection with the offering of $4,000,000,000 1.250% Notes due 2031.

Exhibit XXXI:  Form of $4,000,000,000 1.250% Notes due 2031.

Exhibit XXXII:  Opinion of the European Investment Bank (acting through its Legal Directorate) dated February 16, 2021 in connection with the offering of $4,000,000,000 1.250% Notes due 2031.

Exhibit XXXIII:  Opinion of Cravath, Swaine & Moore LLP dated February 16, 2021 in connection with the offering of $4,000,000,000 1.250% Notes due 2031.

This amendment to the Annual Report on Form 18-K/A (and the exhibits herein) are intended to be incorporated by reference into the registrant’s prospectus dated December 23, 2020 and any future prospectus filed by the registrant with the Securities and Exchange Commission to the extent such prospectus indicates that it incorporates by reference this amendment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 16th day of February, 2021.

EUROPEAN INVESTMENT BANK (Name of registrant)

by
/s/ Bertrand de Mazières
Bertrand de Mazières
Director General
Finance Directorate

by
/s/ Eila Kreivi
Eila Kreivi
Director
Head of Capital Markets Department

EXHIBIT INDEX

Exhibit	Document

XXX	Underwriting Agreement dated February 9, 2021 in connection with the offering of $4,000,000,000 1.250% Notes due 2031.

XXXI	Form of $4,000,000,000 1.250% Notes due 2031.

XXXII	Opinion of the European Investment Bank (acting through its Legal Directorate) dated February 16, 2021 in connection with the offering of $4,000,000,000 1.250% Notes due 2031.

XXXIII	Opinion of Cravath, Swaine & Moore LLP dated February 16, 2021 in connection with the offering of $4,000,000,000 1.250% Notes due 2031.